FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                               January 27, 2004

                       Commission File Number 001-14978

                              SMITH & NEPHEW plc
                              (Registrant's name)

                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X                  Form 40-F
                                      ---                          ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                           No   X
                                ---                          ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                           No   X
                                ---                          ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                           No   X
                                ---                          ---


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                               Total Pages: 4

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              Smith & Nephew plc
                                              (Registrant)



Date: January 27, 2004                        By:  /s/ Paul Chambers
                                                   --------------------------
                                                   Paul Chambers
                                                   Company Secretary

Smith & Nephew plc      T 44 (0) 207 401 7476                   [LOGO OMITTED] We are smith & nephew
15 Adam Street          F 44 (0) 207 960 2350
London WC2N 6LA         www.smith-nephew.com
England




SMITH & NEPHEW ACQUIRES WOUND
DEBRIDER FROM HYDROCISION INC

23 January 2004

London, England and Andover, Massachusetts, January 23, 2004 - Smith & Nephew plc (LSE:SN, NYSE:SNN) today announced that its Advanced Wound Management business has acquired the VERSAJET surgical debridement product from HydroCision Inc to add to its growing range of advanced wound bed preparation products.

VERSAJET is a specialised fluid jet instrument enabling surgeons to easily remove damaged tissue and contaminants from surgical, traumatic and chronic wounds in a precise and safe manner. Approved for use in the United States, Canada and the European Union, VERSAJET was launched in 2003.

Smith & Nephew will acquire the VERSAJET product line for $5m, with additional consideration payable upon reaching future development and sales milestones. Smith & Nephew expects 2004 sales of the product to reach $2-3m.

"VERSAJET is an outstanding new technology that enables the clinician to remove contamination and dead or decaying tissue when preparing wounds for closure or healing," said Jim Dick, President of the Advanced Wound Management business of Smith & Nephew. "VERSAJET is easy to use and will strengthen our position in the rapidly growing wound bed preparation market."

Doug Daniels, President and CEO of HydroCision, added: "We are pleased that Smith & Nephew has recognised the potential value of the fluid jet technology in the field of wound care. As a leader in the advanced wound management field, Smith & Nephew is well positioned to use the fluid jet technology to help improve patient outcomes worldwide."

About Smith & Nephew

Smith & Nephew (www.smith-nephew.com) is one of the world's leading medical device companies, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew ranks as the global leader in advanced wound management and arthroscopy products and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew's Advanced Wound Management business provides the leading range of treatments for difficult to heal wounds. It develops innovative new solutions to heal chronic and acute wounds, delivering




                                                                News

                                          [LOGO OMITTED] We are smith & nephew


excellent and cost effective outcomes. The company has the world's leading advanced wound management sales force and provides clinicians with a full range of education programmes.

About HydroCision Inc.

Andover, Massachusetts, based HydroCision is the leading developer, manufacturer and marketer of fluid jet-based surgical tools that are the foundation of a new surgical modality - `hydrosurgery.' Hydrosurgery improves patient care by selectively removing tissue, minimizing collateral damage and bleeding and promoting the healing process. More information on the company is available at www.hydrocision.com.


Enquiries:

Smith & Nephew
Healthcare Media
Jim Dick                                        +44 148 222 5181(UK)
Smith & Nephew Wound Management

Smith & Nephew
Financial Media and Investors
Angie Craig                                     +44 20 7401 7646(UK)
Smith & Nephew Corporate Affairs Director        +1 212 850 5756(US)

HydroCision Inc
Doug Daniels                                     +1 978 474 9300(US)
President and CEO




                                                                        News